Corporate & Shareholder Services

August 31, 2005

Alberta Securities Commission

Dear Sirs:

Subject:  JED Oil Inc. (the “Corporation”)

We hereby confirm the following materials were sent by prepaid first class mail August 31, 2005, to the registered Common shareholders of the Corporation:

1.

Notice of Special Meeting

2.

Information Circular – Proxy Statement

3.

Instrument of Proxy

4.

Proxy Return Envelope

We further confirm that copies of the above-noted materials were sent by courier on August 30, 2005, to each intermediary holding Common shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed “Curtis Evans”

Curtis Evans

Corporate Administrator

Corporate & Shareholder Services

Direct Line (403) 261-6105

cc:

JED Oil Inc.

Attention:  Marcia Johnston

2300, 125 - 9th Avenue SE,  Calgary, AB  T2G 0P6  Tel.  (403) 261-0900 Fax (403) 265-1455

460 Sun Life Place, 10123 – 99th Street,  Edmonton, AB  T5J 3H1  Tel. (780) 702-1270 Fax (780) 408-3382